UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Selected as One of the Most Sustainable

Emerging Market Companies

•         For the second year in a row, the Vigeo Eiris Emerging Market 70 Ranking chose Coca-Cola FEMSA as a member for its leadership and commitment to the sustainable generation of social value

•         Coca-Cola FEMSA was the only Mexican beverage company selected to form part of this Ranking

Mexico City, Mexico – July 11th, 2016 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler by sales volume of Coca-Cola products in the world, was selected for the second consecutive time as one of the highest rated companies in sustainability in emerging markets.

Because of its commitment to the sustainable generation of economic, social and environmental value, the Company was selected from a field of 842 companies from 37 industries and 31 countries. Furthermore, the ranking selected only four companies from the beverage sector, and only four based in Mexico.

“The generation of value is a fundamental pillar of our business strategy. We work every day to promote the positive transformation of our communities and, in this way, contribute to sustainable development. We are proud to be a part of this competitive ranking, which underscores our commitment to continue working for the well-being of Our People, Our Community, and Our Planet,” said John Santa Maria, Chief Executive Officer of Coca-Cola FEMSA.

The ranking follows the Equitis ® methodology, based on 38 criteria, divided into six key areas: environment, human rights, human resources, community involvement, business behavior, and corporate governance.

Coca-Cola FEMSA’s 2015 Sustainability Report: Excellence in Evolution presents the company’s most relevant sustainability results. The complete document is available on the Company’s website: www.coca-colafemsa.com.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

Investor Relations:

•         Roland Karig | roland.karig@kof.com.mx | (5255) 1519-5186

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Sustainability:

•         Luis Darío Ochoa Rodríguez | dario.ochoa@kof.com.mx | (5255) 1519-5282

Corporate Communication:

•         Juan Carlos Cortés | juancarlos.cortes@kof.com.mx | (5255) 1519-5888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: July 11, 2016